TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three months ended October 31, 2007 and 2006

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended October 31, 2007.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	October 31, 2007	July 31, 2007
	(Unaudited – Prepared	(Audited)
	by Management)
Assets
Current
Cash and cash equivalents	$8,358,272	$8,499,720
Accounts receivable	40,944	44,098
Prepaid expenses	23,464	7,600
	8,422,680	8,551,418
Restricted cash	67,561	59,828
Investments (Note 3)	4,456,528	3,514,572
Property and equipment	291,274	292,618
Total Assets	$13,238,043	$12,418,436
Liabilities
Current
Accounts payable and accrued liabilities	$22,277	$65,808
Total Liabilities	22,277	65,808
Shareholders’ Equity
Share capital (Note 6)	23,655,325	23,655,325
Contributed surplus (Note 6)	75,263	63,973
Accumulated Deficit	(11,456,778)	(11,366,670)
	12,273,810	12,352,628
Accumulated other comprehensive income (Note 1)	941,956	-
Total Shareholders’ Equity	13,215,766	12,352,628
Total Liabilities and Shareholders’ Equity	$13,238,043	$12,418,436

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months Three Months
	Ended	Ended
	October 31,	October 31,
	2007	2006
Expenses
General and administrative (Schedule)	$205,756	$108,803
Foreign exchange	(25,435)	1,917
Amortization	1,344	1,028
Loss before other items	(181,665)	(111,748)
Other Items:
Interest income	102,847	34,530
Stock option compensation	(11,290)	-
Recovery of loan receivable previously written-off	-	103,273
Exploration expense	-	(2,020)
Net (loss) income for the period	(90,108)	24,035
Deficit – Beginning of period	(11,366,670)	(10,271,860)
Deficit – End of period	$(11,456,778)	$(10,247,825)
(Loss) income per share - basic	$(0.00)	$0.00
- diluted	$(0.00)	$0.00
Weighted-average number of common shares outstanding	36,545,225	26,360,179

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Comprehensive Gain
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months Three Months
	Ended	Ended
	October 31,	October 31,
	2007	2006

Net (loss) income for the period	$(90,108)	$24,035

Other comprehensive income in the period
Fair value adjustment to financial instruments
Investments (Note 3)	941,956	-

Comprehensive income for the period	$851,848	$24,035

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2007	2006

General and Administrative Expenses

Consulting fees	$-	$25,539
Corporate relations and development	68,295	13,514
Directors fees	60,907	15,000
Filing and transfer agency fees	5,720	7,241
Legal	2,461	8,221
Office, rent and miscellaneous	32,212	18,804
Property report	1,682	-
Travel, promotion and accommodation	11,550	12,134
Wages and benefits	22,929	8,350

	$205,756	$108,803

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2007	2006

Net increase (decrease) of cash related to the following:

Operating Activities
Net (loss) income for the period	$(90,108)	$24,035
Items not affecting cash:
Amortization	1,344	1,028
Stock option compensation	11,290	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(43,531)	8,622
Accounts receivable	3,154	11,408
Prepaid expenses	(15,864)	2,879
Net cash (used for) provided by operating activities	(133,715)	47,972

Financing Activities
Restricted cash	(7,733)	(14,655)
Common stock issued for cash	-	4,540,250
Net cash (used for) provided by financing activities	(7,733)	4,525,595

Investing Activities
Purchases of investments	-	(2,068,707)
Net cash used for investing activities	-	(2,068,707)

Net (decrease) increase in cash	(141,448)	2,504,860
Cash - Beginning of period	8,499,720	451,969

Cash - End of period	$8,358,272	$2,956,829

See accompanying notes to the consolidated interim financial statements

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Three Month Period Ended October 31, 2007 and 2006

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries Orient Petroleum (NZ) Limited, Orient Petroleum (PNF) Limited and DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2007.

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives but did identify financial instruments that have required comprehensive income to be presented as a result of adopting the CICA 3855 and CICA 1530 standards.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to October 31, 2007 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2007.

Refer to Note 4

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At October 31, 2007, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

		July 31,		October 31,
	Number of	2007		2007	Percentage
	Common	Carrying	Comprehensive	Market	of
	Shares	Value	Income	Value	Ownership/
	Held
AMG Oil Ltd.	826,431	$1	$413,215	$413,216	3.56%/
Austral Pacific Energy	3,110,240	3,514,571	528,741	4,043,312	9.59%/
		$3,514,572	$941,956	$4,456,528

As at October 31, 2007, and in accordance with CICA 3855, the Company’s investments are recorded at market value at October 31, 2007.

Refer to Note 1

NOTE 4 - PROPERTY AND EQUIPMENT

				Depletion	Net Book
	Working	Net Book	Additions	Recoveries and	Value at
	Interest	Value at	During the	Write-offs	October 31,
	%	July 31, 2007	Period	During The Period	2007
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	$67,792		-	$67,792
PEP 38349	100	- 136,389	-	-	136,389
		- 204,181	-	-	204,181
Other:		-	-
Apartment and office
equipment		88,437	-	(1,344)	87,093
		$292,618	-	(1,344)	291,274

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

Consulting Agreements

Pursuant to an agreement dated September 1, 2006 the Company paid a Director of the Company monthly compensation of $5,000 until December 31, 2007. Beginning January 1, 2007, the monthly compensation increased to $10,000 per month.

On April 1, 2007, the Company extended for one year an agreement entered into during the 2005 fiscal year with a private company wholly-owned by the Company’s President to provide executive services to the Company. The agreement includes monthly compensation of $5,000.

Pursuant to an agreement dated August 1, 2007 the Company paid a Director of the Company monthly compensation of $5,000.

Refer to Note 7

NOTE 6 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at October 31, 2007 and July 31, 2007	36,545,225	$23,655,325

At October 31, 2007, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,922,142	US$0.70	August 29, 2008
2,952,500	US$1.35	May 18, 2008
15,874,642

At October 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
400,000

During the three month period ended October 31, 2007, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate an option benefit at the date of grant of $108,580 which is amortized over the two year vesting period of the options resulting in stock option compensation for the period ended October 31, 2007 being recorded of $11,290.

NOTE 7 – SUBSEQUENT EVENT

On December 1, 2007 the Company further amended an agreement dated September 1, 2006 to increase the monthly compensation to $15,000 per month.

NOTE 8 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.